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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  June 3, 2002


                                Centerpulse Ltd.
                       [formerly named Sulzer Medica Ltd]
                 (Translation of Registrant's Name Into English)

                                Andreasstrasse 15
                                   8050 Zurich
                                   Switzerland
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F  X   Form 40-F
                                  ---            ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                        Yes            No    X
                            ---             ---

         (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                    )
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         Centerpulse Ltd. is filing this Report on Form 6-K regarding the change in its corporate name from Sulzer Medica Ltd. to Centerpulse Ltd. The name change was approved by the shareholders of Centerpulse Ltd. at its annual meeting of shareholders held on May 17, 2002. Also, on June 3, 2002, the symbol on the New York Stock Exchange for Centerpulse Ltd. became CEP. The amended Articles of Association of Centerpulse Ltd. are attached as Exhibit 99.1 to this Report on Form 6-K.

         Centerpulse Ltd. hereby incorporates this Report on Form 6-K by reference into the Registration Statements on Form S-8, No. 33-8300, No. 333-76280, No. 333-76282 and No. 333-85388.

Exhibit 99.1     Amended Articles of Association of Centerpulse Ltd.

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    CENTERPULSE LTD.


Date: June 3, 2002                                  /s/ David S. Wise
                                                    ----------------------------
                                                    David S. Wise
                                                    Authorized Representative




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                                 EXHIBIT INDEX

Exhibit No.      Description
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Exhibit 99.1     Amended Articles of Association of Centerpulse Ltd.